UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT
1.	Quarterly Report for the Second Quarter of the 143rd Fiscal Year filed on November 10, 2011
On November 10, 2011, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the six months period ended September 30, 2011 and the three months period ended September 30, 2011.
Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated October 27, 2011, a copy of which was submitted under cover of Form 6-K on October 28, 2011 by the registrant.
Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the six months period ended September 30, 2011 and the three months period ended September 30, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 14, 2011	By:	/s/ Mikio Fujitsuka Mikio Fujitsuka
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]
Consolidated Balance Sheets (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
September 30, 2011 and March 31, 2011

	September 30, 2011		March 31, 2011
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Assets
Current assets
Cash and cash equivalents	¥84,805		¥84,224
Time deposits	1,458		734
Trade notes and accounts receivable (Note 4)	487,812		532,757
Inventories (Note 5)	522,812		473,876
Deferred income taxes and other current assets (Notes 8, 11, 12 and 13)	161,377		152,781

Total current assets	1,258,264	58.6	1,244,372	57.9

Long-term trade receivables(Note 4)	179,559	8.4	183,270	8.5

Investments
Investments in and advances to affiliated companies	19,418		25,115
Investment securities (Notes 6, 12 and 13)	43,189		60,855
Other	3,263		3,124

Total investments	65,870	3.1	89,094	4.1

Property, plant and equipment—less accumulated depreciation of ¥628,065 million at September 30, 2011 and ¥639,368 million at March 31, 2011	508,186	23.7	508,387	23.7

Goodwill	30,452	1.4	29,321	1.4

Other intangible assets	59,393	2.8	53,971	2.5

Deferred income taxes and other assets (Notes 8, 11, 12 and 13)	43,471	2.0	40,722	1.9

	¥2,145,195	100.0	¥2,149,137	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

	September 30, 2011		March 31, 2011
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥160,232		¥130,308
Current maturities of long-term debt (Notes 12 and 13)	142,112		122,608
Trade notes, bills and accounts payable	281,280		308,975
Income taxes payable	22,372		38,829
Deferred income taxes and other current liabilities (Notes 8, 11, 12 and 13)	199,969		199,268

Total current liabilities	805,965	37.6	799,988	37.2

Long-term liabilities
Long-term debt (Notes 12 and 13)	270,662		291,152
Liability for pension and retirement benefits	46,613		48,027
Deferred income taxes and other liabilities (Notes 8, 11, 12 and 13)	44,050		37,290

Total long-term liabilities	361,325	16.8	376,469	17.5

Total liabilities	1,167,290	54.4	1,176,457	54.7

Commitments and contingent liabilities (Note 10)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at September 30, 2011 and at March 31, 2011
Issued 998,744,060 shares at September 30, 2011 and at March 31, 2011	67,870		67,870

Outstanding 967,636,355 shares at September 30, 2011 and 967,902,641 shares at March 31, 2011
Capital surplus	140,745		140,523
Retained earnings:
Appropriated for legal reserve	37,161		34,494
Unappropriated	919,792		847,153
Accumulated other comprehensive income (loss) (Note 6)	(190,670)		(131,059)
Treasury stock at cost, 31,107,705 shares at September 30, 2011 and 30,841,419 shares at March 31, 2011	(36,084)		(35,138)

Total Komatsu Ltd. shareholders’ equity	938,814	43.8	923,843	43.0

Noncontrolling interests	39,091	1.8	48,837	2.3

Total equity	977,905	45.6	972,680	45.3

	¥2,145,195	100.0	¥2,149,137	100.0

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Income (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2011 and 2010

	Six months ended		Six months ended
	September 30, 2011		September 30, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥985,867	100.0	¥859,763	100.0
Cost of sales	712,988	72.3	629,877	73.3
Selling, general and administrative expenses (Notes 3 and 7)	140,139	14.2	124,750	14.5
Other operating income (expenses), net	209	0.0	(1,224)	(0.1)

Operating income	132,949	13.5	103,912	12.1

Other income (expenses), net	(2,706)		(3,801)
Interest and dividend income	2,085	0.2	2,329	0.3
Interest expense	(3,655)	(0.4)	(3,289)	(0.4)
Other, net (Notes 3, 6, 11 and 13)	(1,136)	(0.1)	(2,841)	(0.3)

Income before income taxes and equity in earnings of affiliated companies	130,243	13.2	100,111	11.6

Income taxes (Note 8)
Current	34,783		17,886
Deferred	(2,521)		15,621

Total	32,262	3.3	33,507	3.9

Income before equity in earnings of affiliated companies	97,981	9.9	66,604	7.7
Equity in earnings of affiliated companies	1,034	0.1	1,198	0.1

Net income	99,015	10.0	67,802	7.9

Less net income attributable to noncontrolling interests	(4,340)	(0.4)	(4,038)	(0.5)
Net income attributable to Komatsu Ltd.	¥94,675	9.6	¥63,764	7.4

	Yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥97.82	¥65.89
Diluted	97.74	65.85
Cash dividends per share (Note 15)	20.00	8.00
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Three months ended September 30, 2011 and 2010

	Three months ended		Three months ended
	September 30, 2011		September 30, 2010
		Component		Component
	Millions of yen	ratio (%)	Millions of yen	ratio (%)
Net sales	¥491,690	100.0	¥412,623	100.0
Cost of sales	356,351	72.5	300,021	72.7
Selling, general and administrative expenses (Notes 3 and 7)	70,711	14.4	61,803	15.0
Other operating income (expenses), net	(48)	(0.0)	(962)	(0.2)

Operating income	64,580	13.1	49,837	12.1

Other income (expenses), net	(2,778)		170
Interest and dividend income	790	0.2	1,308	0.3
Interest expense	(1,767)	(0.4)	(1,620)	(0.4)
Other, net (Notes 3, 6, 11 and 13)	(1,801)	(0.4)	482	0.1

Income before income taxes and equity in earnings of affiliated companies	61,802	12.6	50,007	12.1

Income taxes (Note 8)
Current	18,042		8,728
Deferred	3,084		7,313

Total	21,126	4.3	16,041	3.9

Income before equity in earnings of affiliated companies	40,676	8.3	33,966	8.2
Equity in earnings of affiliated companies	453	0.1	557	0.1

Net income	41,129	8.4	34,523	8.4

Less net income attributable to noncontrolling interests	(2,160)	(0.4)	(1,456)	(0.4)
Net income attributable to Komatsu Ltd.	¥38,969	7.9	¥33,067	8.0

	Yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥40.27	¥34.17
Diluted	40.23	34.15
Cash dividends per share	—	—
The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Equity (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries

Six months ended September 30, 2011	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity

Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680
Cash dividends (Note 15)				(19,369)			(19,369)	(5,921)	(25,290)
Transfer to retained earnings appropriated for legal reserve			2,667	(2,667)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income (loss)
Net income				94,675			94,675	4,340	99,015
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(51,813)		(51,813)	(3,923)	(55,736)
Net unrealized holding gains (losses) on securities available for sale					(8,196)		(8,196)	—	(8,196)
Pension liability adjustments					(435)		(435)	—	(435)
Net unrealized holding gains (losses) on derivative instruments (Note 11)					833		833	(153)	680

Comprehensive income (loss)							35,064	264	35,328

Issuance and exercise of stock acquisition rights (Note 7)		248					248		248
Purchase of treasury stock						(1,136)	(1,136)		(1,136)
Sales of treasury stock		120				190	310		310

Balance at September 30, 2011	¥67,870	¥140,745	¥37,161	¥919,792	¥(190,670)	¥(36,084)	¥938,814	¥39,091	¥977,905

Six months ended September 30, 2010	Millions of yen

			Retained earnings		Accumulated		Total Komatsu
			Appropriated		other		Ltd.
	Common	Capital	for legal		comprehensive	Treasury	shareholders’	Noncontrolling	Total
	stock	surplus	reserve	Unappropriated	income (loss)	stock	equity	interests	equity

Balance at March 31, 2010	¥67,870	¥140,421	¥31,983	¥724,090	¥(95,634)	¥(34,755)	¥833,975	¥42,824	¥876,799
Cash dividends (Note 15)				(7,749)			(7,749)	(830)	(8,579)
Transfer to retained earnings appropriated for legal reserve			743	(743)			—		—
Other changes							—	317	317
Comprehensive income (loss)
Net income				63,764			63,764	4,038	67,802
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(44,877)		(44,877)	(3,087)	(47,964)
Net unrealized holding gains (losses) on securities available for sale					(2,398)		(2,398)	—	(2,398)
Pension liability adjustments					77		77	—	77
Net unrealized holding gains (losses) on derivative instruments (Note 11)					658		658	—	658

Comprehensive income (loss)							17,224	951	18,175

Issuance and exercise of stock acquisition rights (Note 7)		55					55		55
Purchase of treasury stock						(551)	(551)		(551)
Sales of treasury stock						23	23		23

Balance at September 30, 2010	¥67,870	¥140,476	¥32,726	¥779,362	¥(142,174)	¥(35,283)	¥842,977	¥43,262	¥886,239

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows (Unaudited)
Komatsu Ltd. and Consolidated Subsidiaries
Six months ended September 30, 2011 and 2010

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Operating activities
Net income	¥99,015	¥67,802
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,681	43,432
Deferred income taxes	(2,521)	15,621
Net loss (gain) from sale of investment securities and subsidiaries	(91)	90
Net loss (gain) on sale of property	(209)	(1,160)
Loss on disposal of fixed assets	1,006	634
Pension and retirement benefits, net	357	(3,176)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	17,663	(11,005)
Decrease (increase) in inventories	(82,021)	(42,960)
Increase (decrease) in trade payables	(27,196)	47,870
Increase (decrease) in income taxes payable	(15,055)	(6,067)
Other, net	5,644	(8,253)

Net cash provided by (used in) operating activities	40,273	102,828

Investing activities
Capital expenditures	(58,984)	(42,482)
Proceeds from sale of property	4,910	5,637
Proceeds from sale of available for sale investment securities	414	22
Purchases of available for sale investment securities	(1,124)	(520)
Acquisition of subsidiaries and equity investees, net of cash acquired	(7,786)	654
Collection of loan receivables	1,730	1,290
Disbursement of loan receivables	(160)	(576)
Decrease (increase) in time deposits	(664)	443

Net cash provided by (used in) investing activities	(61,664)	(35,532)

Financing activities
Proceeds from long-term debt	80,478	31,266
Repayments on long-term debt	(29,609)	(24,059)
Increase (decrease) in short-term debt, net	43,316	(34,023)
Repayments of capital lease obligations	(38,142)	(18,791)
Sale (purchase) of treasury stock, net	(853)	10
Dividends paid	(19,369)	(7,749)
Other, net	(8,266)	(928)

Net cash provided by (used in) financing activities	27,555	(54,274)

Effect of exchange rate change on cash and cash equivalents	(5,583)	(4,804)

Net increase (decrease) in cash and cash equivalents	581	8,218
Cash and cash equivalents, beginning of year	84,224	82,429

Cash and cash equivalents, end of period	¥84,805	¥90,647

The accompanying Notes to Quarterly Consolidated Financial Statements are an integral part of these statements.

Notes to Quarterly Consolidated Financial Statements (Unaudited)
1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies
Basis of Quarterly Financial Statement Presentation
Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.
Summary of Significant Accounting Policies
There is no material change for Summary of Significant Accounting Policies stated in the annual report for the year ended March 31, 2011.

2. Supplemental Cash Flow Information
Additional cash flow information and noncash investing and financing activities for the six months ended September 30, 2011 and 2010 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Additional cash flow information:
Interest paid	¥3,322	¥2,877
Income taxes paid	49,845	30,058
Noncash investing and financing activities:
Capital lease obligations incurred	¥1,582	¥1,183

3. Business Combination
On May 18, 2011, the Company acquired additional 50,000 shares of Gigaphoton Inc. (hereinafter “Gigaphoton”) for ¥7,500 million in cash tendered.
Prior to the additional acquisition, the Company held a 50.0% equity interest in Gigaphoton and accounted for the investment by the equity method. As a result of the additional investment, the Company’s ownership increased to 100.0% and Gigaphoton became a consolidated subsidiary of the Company.
Gigaphoton was established by Ushio Inc. (hereinafter “Ushio”) and the Company as a 50-50 joint-venture company to develop, manufacture, sell and service excimer laser light sources for lithography tools in August 2000.
To develop an extreme ultraviolet light source, Ushio and Gigaphoton have been working on different methods. Because Gigaphoton and Ushio will be competing on the same market, Ushio and the Company have decided to terminate the joint-venture agreement. As a wholly owned subsidiary of the Company, Gigaphoton will not only further expand its conventional excimer laser business but also accelerate the pace of research and development by teaming up with the Company to create an extreme ultraviolet light source as the basis for next-generation lithography tools.
Following is a summary of the assets acquired and liabilities assumed adjusted to reflect purchase price allocation as of the date of acquisition:

Millions of yen
Consideration
Cash and cash equivalents	¥7,500

Fair value of total consideration transferred	7,500
Fair value of Komatsu’s equity interest in Gigaphoton held before the business combination	7,500

¥15,000

Acquisiton-related cost (included in selling, general and administrative expenses)	¥36

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	¥14,859
Property, plant and equipment	2,376
Intangible assets	7,425
Other assets	15

Total assets acquired	24,675

Current liabilities	(7,860)
Long-term liabilities	(2,896)

Total liabilities assumed	(10,756)

Net assets acquired	13,919

Goodwill	1,081

¥15,000

The goodwill of ¥1,081 million was assigned to the Industrial Machinery and Others operating segment. The goodwill is not deductible for tax purposes.
As a result of remeasuring to fair value its 50% equity interest in Gigaphoton held before the business combination, a gain of ¥2,592 million was recorded in other income (expenses), net in the accompanying consolidated statement of income for the six months ended September 30, 2011.
The sales and net income attributable to Komatsu Ltd. of the combined entity had the acquisition date been April 1, 2010 would not differ materially from the amounts reported in the consolidated financial statements for the six months ended September 30, 2010.

4. Allowance for Doubtful Receivables
At September 30, 2011 and at March 31, 2011, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥13,808 million and ¥15,793 million, respectively.

5. Inventories
At September 30, 2011 and at March 31, 2011, inventories comprised the following:

	Millions of yen
	September 30,	March 31,
	2011	2011
Finished products, including finished parts held for sale	¥329,826	¥294,807
Work in process	142,866	135,167
Materials and supplies	50,120	43,902

Total	¥522,812	¥473,876

6. Investment Securities
Investment securities at September 30, 2011 and at March 31, 2011 primarily consisted of securities available for sale.
Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.
The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at September 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
September 30, 2011
Investment securities:
Marketable equity securities available for sale	¥23,739	¥14,143	¥2,448	¥35,434
Other investment securities at cost	7,755

	¥31,494

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
March 31, 2011
Investment securities:
Marketable equity securities available for sale	¥23,887	¥25,599	¥114	¥49,372
Other investment securities at cost	11,483

	¥35,370

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.
Proceeds from the sales of investment securities available for sale were ¥414 million and ¥22 million for the six months ended September 30, 2011 and 2010, respectively.
Impairment losses and net realized gains or losses from sale of investment securities available for sale during the six months ended September 30, 2011 and 2010 amounted to gains of ¥91 million and losses of ¥90 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended September 30, 2011 and 2010 amounted to losses of ¥39 million and ¥57 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.
The cost of the investment securities sold was computed based on the average-cost method.

7. Share-Based Compensation
The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.
The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010
The right to purchase treasury shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.
Based on the resolutions of the shareholders’ meeting on June 22, 2007 and the Board of Directors on July 14, 2009, the Company issued 239 rights of its share acquisition rights to directors during the year ending March 31, 2010. The number of shares subject to one share acquisition rights is 1,000 shares. The Company also issued 403 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2010 based on the resolutions of the shareholders’ meeting on June 24, 2009 and the Board of Directors on July 14, 2009. The options vest 100% on each of the grant dates and are exercisable from September 1, 2010.
The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010
The right to purchase treasury shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.
Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2010, the Company issued 210 rights of its share acquisition rights to directors and 558 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2011. The number of shares subject to one share acquisition rights is 100 shares. The options vest 100% on each of the grant dates and are exercisable from August 2, 2013.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.
Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the six months ended September 30, 2011 and 2010 were ¥309 million and ¥55 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the six months ended September 30, 2011 and 2010 were ¥184 million and ¥33 million, respectively. Compensation expenses during the three months ended September 30, 2011 and 2010 were ¥309 million and ¥55 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses after tax during the three months ended September 30, 2011 and 2010 were ¥184 million and ¥33 million, respectively.

8. Income Taxes
The effective tax rates for the six months ended September 30, 2011 was 24.8%. The differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million(9.7% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

9. Net Income Attributable to Komatsu Ltd. per Share
A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd.	¥94,675	¥63,764

	Number of shares
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Weighted average common shares outstanding, less treasury stock	967,852,046	967,794,257
Dilutive effect of:
Stock options	834,097	494,618

Weighted average diluted common shares outstanding	968,686,143	968,288,875

	Yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd. per share:
Basic	¥97.82	¥65.89
Diluted	¥97.74	¥65.85

	Millions of yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd.	¥38,969	¥33,067

	Number of shares
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Weighted average common shares outstanding, less treasury stock	967,764,468	967,755,145
Dilutive effect of:
Stock options	840,035	526,731

Weighted average diluted common shares outstanding	968,604,503	968,281,876

	Yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Net income attributable to Komatsu Ltd. per share:
Basic	¥40.27	¥34.17
Diluted	¥40.23	¥34.15

10. Contingent Liabilities
At September 30, 2011 and at March 31, 2011, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥1,500 million and ¥1,347 million, respectively.
Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.
For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 12 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥96,490 million and ¥99,312 million at September 30, 2011 and at March 31, 2011, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at September 30, 2011 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.
Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.
Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.
Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

11. Derivative Financial Instruments
Notional principal amounts of derivative financial instruments outstanding at September 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
	September 30,	March 31,
	2011	2011
Forwards and options:
Sale of foreign currencies	¥112,227	¥94,504
Purchase of foreign currencies	73,860	87,605
Option contracts (purchased)	350	490
Interest rate swaps, cross-currency swaps and interest rate cap agreements	99,929	123,424
Fair values of derivative instruments at September 30, 2011 and at March 31, 2011 on the consolidated balance sheets are as follows:

	Millions of yen
	September 30, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥2,401	Deferred income taxes and other current liabilities	¥17
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	11	Deferred income taxes and other current liabilities	799

Total		¥2,412		¥816

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥4,428	Deferred income taxes and other current liabilities	¥550
	Deferred income taxes and other assets	164	Deferred income taxes and other liabilities	16
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	8,295	Deferred income taxes and other current liabilities	328
	Deferred income taxes and other assets	1,158	Deferred income taxes and other liabilities	58

Total		¥14,052		¥952

Total Derivative Instruments		¥16,464		¥1,768

	Millions of yen
	March 31, 2011
	Derivative Assets		Derivative Liabilities
Derivative instruments designated	Location on the consolidated	Estimated	Location on the consolidated	Estimated
as hedging instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥817
	Deferred income taxes and other assets	2	Deferred income taxes and other liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	126	Deferred income taxes and other current liabilities	471

Total		¥139		¥1,288

	Derivative Assets		Derivative Liabilities
Undesignated derivative	Location on the consolidated	Estimated	Location on the consolidated	Estimated
instruments	Balance Sheets	fair value	Balance Sheets	fair value
Forwards contracts	Deferred income taxes and other current assets	¥403	Deferred income taxes and other current liabilities	¥2,025
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	126
Option contracts	Deferred income taxes and other current assets	7	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	6,967	Deferred income taxes and other current liabilities	382
	Deferred income taxes and other assets	3,515	Deferred income taxes and other liabilities	155

Total		¥10,892		¥2,688

Total Derivative Instruments		¥11,031		¥3,976

The effects of derivative instruments on the consolidated statements of income for the six months ended September 30, 2011 and 2010 are as follows:
Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Six months ended
	September 30, 2011
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥6,177	Other income (expenses), net: Other, net	¥4,383	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(327)	—	—	—	—

Total	¥5,850		¥4,383		¥—

	Millions of yen
	Six months ended
	September 30, 2010
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥6,006	Other income (expenses), net: Other, net	¥4,903	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	3	—	—	—	—

Total	¥6,009		¥4,903		¥—

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Six months ended
	September 30, 2011
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥6,601
Option contracts	Other income (expenses), net: Other, net	2
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(146)
	Other income (expenses), net: Other, net	1,654

Total		¥8,111

	Millions of yen
	Six months ended
	September 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥624
Option contracts	Other income (expenses), net: Other, net	(9)
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(268)
	Other income (expenses), net: Other, net	5,784

Total		¥6,131

The effects of derivative instruments on the consolidated statements of income for the three months ended September 30, 2011 and 2010 are as follows:
Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended
	September 30, 2011
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥4,380	Other income (expenses), net: Other, net	¥3,531	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(294)	—	—	—	—

Total	¥4,086		¥3,531		¥—

	Millions of yen
	Three months ended
	September 30, 2010
				Ineffective portion and amount excluded
	Effective portion			from effectiveness testing
	Amount of	Location of	Amount of	Location of	Amount of
	gains (losses)	gains (losses)	gains (losses)	gains (losses)	gains (losses)
	recognized in	reclassified	reclassified	recognized in	recognized in
	OCI on	from accumulated	from accumulated	income	income
	derivatives	OCI into income	OCI into income	on derivatives	on derivatives
Forwards contracts	¥2,672	Other income (expenses), net: Other, net	¥3,297	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	130	—	—	—	—

Total	¥2,802		¥3,297		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended
	September 30, 2011
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥7,336
Option contracts	Other income (expenses), net: Other, net	1
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(80)
	Other income (expenses), net: Other, net	679

Total		¥7,936

	Millions of yen
	Three months ended
	September 30, 2010
	Location of gains (losses) recognized	Amount of gains (losses) recognized
	in income on derivatives	in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(1,339)
Option contracts	Other income (expenses), net: Other, net	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Cost of sales	(119)
	Other income (expenses), net: Other, net	2,533

Total		¥1,075

12. The Fair Value of Financial Instruments
(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities
The carrying amount approximates fair value because of the short maturity of these instruments.
(2) Investment Securities, Marketable Equity Securities
The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.
(3) Long-Term Trade Receivables, Including Current Portion
The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.
(4) Long-Term Debt, Including Current Portion
The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.
(5) Derivatives
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swaps agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at September 30, 2011 and at March 31, 2011, are summarized as follows:

	Millions of yen
	September 30, 2011		March 31, 2011
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
Investment securities, marketable equity securities	¥35,434	¥35,434	¥49,372	¥49,372
Long-term debt, including current portion	412,774	408,805	413,760	412,375
Derivatives:
Forwards and options
Assets	7,000	7,000	423	423
Liabilities	583	583	2,968	2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	9,464	9,464	10,608	10,608
Liabilities	1,185	1,185	1,008	1,008
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

13. Fair value measurements
Financial Accounting Standards Board Accounting Standard Codification™ (“ASC”) 820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:
Level 1 —	Quoted prices in active markets for identical assets or liabilities
Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly
Level 3 —	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis
The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at September 30, 2011 and at March 31, 2011 are as follows:

	Millions of yen
September 30, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥19,735	¥—	¥—	¥19,735
Financial service industry	13,425	—	—	13,425
Other	2,274	—	—	2,274
Derivatives
Forward contracts	—	6,993	—	6,993
Option contracts	—	7	—	7
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	9,464	—	9,464

Total	¥35,434	¥16,464	¥—	¥51,898

Liabilities
Derivatives
Forward contracts	¥—	¥583	¥—	¥583
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,185	—	1,185
Other	—	27,696	704	28,400

Total	¥—	¥29,464	¥704	¥30,168

	Millions of yen
March 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Investment securities available for sale
Manufacturing industry	¥30,219	¥—	¥—	¥30,219
Financial service industry	16,439	—	—	16,439
Other	2,714	—	—	2,714
Derivatives
Forward contracts	—	416	—	416
Option contracts	—	7	—	7
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	10,608	—	10,608

Total	¥49,372	¥11,031	¥—	¥60,403

Liabilities
Derivatives
Forward contracts	¥—	¥2,968	¥—	¥2,968
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,008	—	1,008
Other	—	26,665	859	27,524

Total	¥—	¥30,641	¥859	¥31,500

Investment securities available for sale
Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives
Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.
Other
Other primarily represents loans which are measured at fair value. The fair value of loans is based on a valuation model based on market yield curve data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.
The following table summarizes information about changes of Level 3 for the six months ended September 30, 2011 and 2010.

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Balance, beginning of year	¥(859)	¥(2,280)
Total gains or losses (realized / unrealized)	155	269
Included in earnings	91	75
Included in other comprehensive income	64	194
Total purchases, issuances and settlements	—	567
Purchases	—	—
Issuances	—	—
Settlements	—	567

Balance, end of period	¥(704)	¥(1,444)

The amounts of unrealized gains on classified in Level 3 liabilities recognized in earnings for the six months ended September 30, 2011 and 2010 related to liabilities still held at September 30, 2011 and 2010 were gains of ¥91 million and ¥75 million, respectively. These gains were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended September 30, 2011 and 2010.

	Millions of yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Balance, beginning of year	¥(879)	¥(1,492)
Total gains or losses (realized / unrealized)	175	(33)
Included in earnings	136	(135)
Included in other comprehensive income	39	102
Total purchases, issuances and settlements	—	81
Purchases	—	—
Issuances	—	—
Settlements	—	81

Balance, end of period	¥(704)	¥(1,444)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended September 30, 2011 and 2010 related to liabilities still held at September 30, 2011 and 2010 were gains of ¥136 million and losses of ¥135 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.
Assets and liabilities that are measured at fair value on a non-recurring basis
During six months ended September 30, 2011 and 2010, assets and liabilities that were measured at fair value on a non-recurring basis were not material.

14. Committed Credit Lines
Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥45,536 million and ¥42,660 million, respectively, at September 30, 2011 and at March 31, 2011 with financial institutions to secure liquidity. At September 30, 2011 and at March 31, 2011, ¥15,990 million and ¥17,562 million, respectively, were available to be used under such credit line agreements.

15. Dividends
Six months ended September 30, 2011
(1) Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	20	March 31, 2011	June 23, 2011
Note: The amount is rounded down to nearest million yen.
(2) Dividends to be paid for the six months ended September 30, 2011, of which effective date is after September 30, 2011

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of Yen)
Board of Directors meeting held on October 27, 2011	Common stock	20,331

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	21	September 30, 2011	November 25, 2011
Note: The amount is rounded down to nearest million yen.

Six months ended September 30, 2010
(1) Payment amount of dividends

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of yen)
Ordinary general meeting of shareholders held on June 23, 2010	Common stock	7,748

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	8	March 31, 2010	June 24, 2010
Note: The amount is rounded down to nearest million yen.
(2) Dividends to be paid for the six months ended September 30, 2010, of which effective date is after September 30, 2010

		Aggregate amount of
		dividends
Resolution	Type of stock	(Millions of Yen)
Board of Directors meeting held on October 28, 2010	Common stock	17,429

	Dividend per share
Resource of dividends	(Yen)	Record date	Effective date
Retained earnings	18	September 30, 2010	November 26, 2010
Note: The amount is rounded down to nearest million yen.

16. Business Segment and Geographic Information
Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.
Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.
Operating segments:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥853,674	¥763,645
Intersegment	2,734	991

Total	856,408	764,636

Industrial Machinery and Others—

External customers	132,193	96,118
Intersegment	4,204	5,431

Total	136,397	101,549
Elimination	(6,938)	(6,422)

Consolidated	¥985,867	¥859,763

Segment profit:

Construction, Mining and Utility Equipment	¥120,154	¥102,302
Industrial Machinery and Others	15,127	6,133

Total segment profit	135,281	108,435
Corporate expenses and elimination	(2,541)	(3,299)

Total	132,740	105,136
Other operating income (expenses), net	209	(1,224)
Operating income	132,949	103,912
Interest and dividend income	2,085	2,329
Interest expense	(3,655)	(3,289)
Other, net	(1,136)	(2,841)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥130,243	¥100,111

	Millions of yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥418,350	¥358,439
Intersegment	1,428	553

Total	419,778	358,992

Industrial Machinery and Others—

External customers	73,340	54,184
Intersegment	2,488	3,128

Total	75,828	57,312
Elimination	(3,916)	(3,681)

Consolidated	¥491,690	¥412,623

Segment profit:

Construction, Mining and Utility Equipment	¥59,268	¥48,037
Industrial Machinery and Others	6,283	4,098

Total segment profit	65,551	52,135
Corporate expenses and elimination	(923)	(1,336)

Total	64,628	50,799
Other operating income (expenses), net	(48)	(962)
Operating income	64,580	49,837
Interest and dividend income	790	1,308
Interest expense	(1,767)	(1,620)
Other, net	(1,801)	482

Consolidated income before income taxes and equity in earnings of affiliated companies	¥61,802	¥50,007

Business categories and principal products and services included in each operating segment are as follows:
a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others
Transfers between segments are made at estimated arm’s-length prices.

Geographic information:
Net sales to external customers recognized by sales destination for the six months ended September 30, 2011 and 2010 are as follows:

	Millions of Yen
	Six months ended	Six months ended
	September 30, 2011	Septenber 30, 2010
Net sales to external customers:
Japan	¥191,433	¥163,119
The Americas	224,308	196,587
Europe and CIS	100,570	72,138
China	159,875	186,127
Asia (excluding Japan and China) and Oceania	244,372	192,186
Middle East and Africa	65,309	49,606

Consolidated net sales	¥985,867	¥859,763

Net sales to external customers recognized by sales destination for the three months ended September 30, 2011 and 2010 are as follows:

	Millions of Yen
	Three months ended	Three months ended
	September 30, 2011	Septenber 30, 2010
Net sales to external customers:
Japan	¥107,502	¥91,694
The Americas	115,246	95,011
Europe and CIS	46,924	32,386
China	57,971	71,235
Asia (excluding Japan and China) and Oceania	128,339	94,167
Middle East and Africa	35,708	28,130

Consolidated net sales	¥491,690	¥412,623

Net sales to external customers recognized by geographic origin for the six months ended September 30, 2011 and 2010 are as follows:

	Millions of yen
	Six months ended	Six months ended
	September 30, 2011	September 30, 2010
Net sales to external customers:
Japan	¥363,509	¥296,919
U.S.A.	215,718	191,650
Europe and CIS	105,899	80,059
China	109,459	147,524
Others	191,282	143,611

Consolidated net sales	¥985,867	¥859,763

Net sales to external customers recognized by geographic origin for the three months ended September 30, 2011 and 2010 are as follows:

	Millions of yen
	Three months ended	Three months ended
	September 30, 2011	September 30, 2010
Net sales to external customers:
Japan	¥191,810	¥163,121
U.S.A.	113,141	90,726
Europe and CIS	48,737	37,110
China	35,924	51,484
Others	102,078	70,182

Consolidated net sales	¥491,690	¥412,623

No individual country within Europe and CIS or Others had a material impact on net sales.
There were no sales to a single major external customer for the six months and three months ended September 30, 2011 and 2010.

17. Subsequent Event
The Company resolved the acquisition of treasury stock pursuant to Article 156 of the Companies Act of Japan as modified by Paragraph 3, Article 165 of the Act, and the retirement of part of treasury stock pursuant to Article 178 of the Act at the meeting of the Board of Directors held on October 27, 2011.
1. Reasons for acquisition and retirement of treasury stock
To improve capital efficiency in management and further promote returns to shareholders.
2. Details of acquisition
(1) Type of shares to be purchased: Outstanding common stock of the Company
(2) Total number of shares to be purchased: Up to 16,000,000 shares
(3) Total cost of purchase: Up to ¥30,000 million
(4) Period of purchase: From November 7 to December 28, 2011
(5) Method of purchase: Open market purchase by the trust method
3. Details of retirement
(1) Type of shares to be retired: Outstanding common stock of the Company
(2) Number of shares to be retired: All of the shares acquired, as stated 2 above
(3) Date of retirement: January 20, 2012 (planned)